EXHIBIT 4.4
                               [LANDSING PACIFIC FUND, INC. LETTERHEAD]


            Dear Fellow Stockholder:


            Landsing Pacific Fund, Inc. (the "Fund") has begun a Rights Offering to stockholders who owned shares of the Fund's Common Stock as of ________________, 1993 (the "Record Date"). Stockholders are being issued one Right for each four shares of Common
            Stock held by them as of the close of business on the Record Date. Each Right will entitle the stockholder to purchase one share of Common Stock at the subscription price of $______ per share (the "Basic Subscription Privilege"). Each right also carries with it the right to subscribe (the "Oversubscription Privilege") at the subscription price for an unlimited number of underlying shares that are not otherwise purchased pursuant to the exercise of the Basic Subscription Privilege. However, you must exercise all of your rights pursuant to the Basic Subscription Privilege before you may subscribe for shares pursuant to the Oversubscription Privilege.


            Enclosed for your review is a Prospectus, a transferable Subscription Certificate, and related documents concerning the Rights Offering. The Rights Offering will expire at 5:00 p.m., Eastern Standard Time, on _______________________, 1994, unless extended by the Fund. We urge your immediate attention to the enclosed materials. Any questions or requests for assistance should be directed to Dean Banks, our Chief Financial Officer at (415) 513-5259 or Donna Harris, our Investor Relations Representative at
            (415) 513-5253, or your financial adviser.

            Rights are freely transferable with respect to the Basic Subscription Privilege and may be sold through normal investment channels. The Fund cannot guarantee, however, that a trading market for the Rights will develop. If you desire, you may request the Subscription Agent, Registrar and Transfer Company, to attempt to sell your Rights, as more fully described in the Prospectus.

            The Fund is raising capital through the Rights Offering to improve its capital position while providing stockholders with the opportunity to maintain their percentage interest in the Fund.

            The Rights Offering is being made only pursuant to the Prospectus. Please read these enclosed materials carefully and act promptly. The Rights Offering and the Rights will expire at 5:00 p.m., Eastern Standard Time, on ________, 1993, and any Rights not exercised or sold by such date will expire.

                                                Very truly yours,


                                                Martin I. Zankel
                                                Chief Executive Officer